Exhibit 12

VERSO PAPER HOLDINGS LLC
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
						Predecessor
	Successor Consolidated					Combined
					Five Months	Seven Months
					Ended	Ended
	Year Ended December 31,				December 31,	July 31,
(Dollars in thousands)	2010	2009	2008	2007	2006	2006
Earnings (Loss):
Income (loss)	$(125,480)	$80,702	$(39,151)	$(81,269)	$(1,832)	$17,751
Amortization of capitalized interest	167	152	103	18	-	5,005
Capitalized interest	(1,268)	(396)	(1,408)	(1,247)	(206)	(338)
Fixed charges (below)	126,105	118,768	106,629	117,038	49,424	9,420
Earnings (loss) adjusted for fixed charges	$(476)	$199,226	$66,173	$34,540	$47,386	$31,838

Fixed charges:
Interest expense	$122,528	$116,130	$103,200	$113,881	$48,741	$8,414
Capitalized interest	1,268	396	1,408	1,247	206	338
Portion of rent expense representative of interest	2,309	2,242	2,021	1,910	477	668
Total fixed charges	$126,105	$118,768	$106,629	$117,038	$49,424	$9,420
Ratio of earnings to fixed charges	-	1.68	-	-	-	3.38
Coverage deficiency	$126,581	$-	$40,456	$82,498	$2,038	$-